August 20, 2018

John Houston, Ph.D.
Chief Executive Officer
Arvinas Holding Company, LLC
5 Science Park
395 Winchester Ave.
New Haven, Connecticut 06511

       Re: Arvinas Holding Company, LLC
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 2, 2018
           CIK No. 0001655759

Dear Dr. Houston:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Intellectual Property
PROTAC Product Candidates, page 114

1. With respect to the seven patent families co-owned with Yale, please specify the jurisdictions where you have filed the international and European patent applications.
 John Houston, Ph.D.
Arvinas Holding Company, LLC
August 20, 2018
Page 2
Financial Statements
Notes to Financial Statements
8. Incentive Unit Plan, page F-35

2. Please tell us how you determined the $5 million of compensation expense at June 30,
      2018 that is expected to be amortized over a weighted-average period of approximately two years given you granted 5.4 million incentive units at a weighted-average fair value of
      $2.17 per unit, that equals $11.7 million of compensation, and you recognized $0.6 million of compensation expense for the six months ended June 30, 2018.
       You may contact Ibolya Ignat at 202-551-3636 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Houston, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameArvinas Holding Company, LLC
                                                           Office of Healthcare
& Insurance
August 20, 2018 Page 2
cc:       Brian A. Johnson, Esq.
FirstName LastName